UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

ARCLAND SERVICE HOLDINGS CO., LTD.

(Name of Subject Company)

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

ARCLANDS CO., LTD.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

ARCLANDS CO., LTD.

ATTN: Kimitoshi Ino

1-13-1 Kamikizaki, Urawa, Saitama 330-8671, Japan

Telephone: +81-048-610-0601

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Hogan Lovells US LLP

ATTN: Bradley K. Edmister

390 Madison Avenue, New York, New York 10017

Telephone: +1-212-918-3891

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are published in Japan as an exhibit to this Form:

Exhibit No.	Description

99.1	Notice of Execution of Share Exchange Agreement to Make Arcland Service Holdings Co., Ltd. a Wholly Owned Subsidiary of Arclands Co., Ltd.[1]

99.2	Notice of Convocation of the Extraordinary Meeting of Shareholders

(b) Not applicable.

Item 2. Informational Legends

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, is included in the English translations of the documents filed as Exhibit 99.1 and 99.2.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Arclands Co., Ltd. has filed with the Securities and Exchange Commission (the “SEC”) a written irrevocable consent and power of attorney on Form F-X on April 14, 2023. Arclands Co., Ltd. will promptly communicate any change in the name or address of its agent for service of process to the SEC by amendment of the Form F-X.

[1]	Previously furnished to the SEC as part of Form CB on April 14, 2023.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARCLANDS CO., LTD.

By:	/s/ Kimitoshi Ino
Name: Kimitoshi Ino
Title: General Manager of Administration Headquarters

Date: June 6, 2023